Execution Copy

Auto N Comers Inc. (ANC) and Electro N Comers Inc. (ENC),

And

iQ Power Technology Inc.

Joint Venture Master Agreement

This

Joint Venture Master Agreement

- hereinafter referred to as "**JVMA**" -

is made and entered into as of August 13, 2004 (the "Effective Date"), by and between

Auto N Comers Inc. (ANC)

and

Electro N Comers Inc. (ENC)

corporations duly organized under the laws of the Republic of Korea at
ANC Bldg. 261-7, Yeomchang-dong
Gangseo-gu, Seoul, Korea 157-040

- hereinafter referred to as "**ANC&ENC**" -

and

iQ Power Technology Inc.

a stock corporation duly organized under the laws of British Columbia, Canada at
Inselkammerstraße 2 - 4
82008 Unterhaching
Germany

- hereinafter referred to as "**iQ Power**" -

- said parties being hereinafter referred to collectively as the "**Venturers**" -

1 Contractual Basis

1.1 Attachments

The following Attachments are attached to and incorporated into and made a part of this Agreement:

Definition of the "Entry Model"..	Att. A
Draft of Articles of Association of iQ Power Asia. . .	.Att. B
Draft of Articles of Association of iQ Power China	Att. C
Draft of Exclusive License and Option Agreement. .	Att. D
Consulting Agreement	Att. E
Draft of Education and Training Agreement	Att. F

1.2 Preamble

IQ Power is engaged in the business of developing, designing and manufacturing electrical energy storage and management systems, focusing on the automotive industry.

ANC&ENC are engaged in the business of sales, marketing, and manufacturing automotive related products and consumer electronics products.

The parties agree to establish a joint venture through formation of a new entity to be jointly owned by ANC&ENC and iQ Power according to the provisions of this JVMA. The overall structure and purpose of the venture is set forth in this JVMA and the other Agreements under this JVMA.

2 Scope of Performance

2.1 IQ Power Asia

2.1.1 Name

The name of the Venture shall be iQ Power Asia (exact name to be defined).

2.1.2 Principal Place of Business

The principal place of business of the Venture shall be located at Seoul or its vicinity area in the Republic of Korea or at such other place as may be designated in writing from time to time by the Venturers.

2.1.3 Purpose

The Venture shall be established as a holding company in order to explore manufacturing, selling and distributing of iQ Power's high technology battery systems exclusively in Asia, initially China and in case of a successful cooperation Republic of Korea and Japan. The company shall start with having its yet to be founded according to Section 2.10 hereof subsidiary iQ Power China produce and market the Entry Model as described in **Attachment A** as well as Future Models as option.

2.1.4 Limitation of Activities of Venture

The scope of the activities of the Venture shall be limited to those activities necessary to accomplish its purposes, as set out in Section 2.1.3 hereof. Each Venturer hereby covenants and agrees that it will take no action that is unnecessary or inappropriate to the accomplishment of said purposes, that is outside the scope of said purposes, or that would bind the other Venturers for obligations unrelated to said purposes.

2.1.5 Articles of Association

The planned Articles of Association of iQ Power Asia are attached as **Attachment B.** Divergences or discrepancies require the consent of both parties.

2.2 Capital, Venture Percentage Interest and Capital contribution

2.2.1 General

The total paid in capital shall be US$ 2,200,000.00 (in words: United States Dollars two million two hundred thousand). Further funds required for the establishment of iQ Asia shall be provided by ANC&ENC.

The Venture Percentage interest of each Venturer shall be as follows:

ANC&ENC:	Sixty percent (60 %) in equity to be covered by cash payment of US$ 1,320,000.00 and marketing expertise
iQ Power:	Forty percent (40 %) in equity to be covered by know-how and technology transfer, valued at US$ 880,000.00 without cash payment.

After governmental approval of the value of know-how and technology transfer ANC&ENC will pay US$ 880,00.00 into the capital reserves of iQ Power Asia.

2.2.2 Share Capital Increases

The Venturers acknowledge that the iQ Power Asia may need to raise additional funds by way of capital increases.

Any capital increase to be made by iQ Power Asia will be first offered for subscription by its shareholders, on a pro-rata basis. If the whole amount of the capital increase is not subscribed by the shareholders, the remaining shares to be subscribed shall be allocated among the shareholders which are willing to subscribe more shares, up to the number of shares requested by each of them and on a pro-rata basis.

There shall be no waiver or disapplication of preferential subscription rights without the express consent of the shareholder whose rights are being waived or disapplied.

The Venturers agree that for every increase of the share capital such a number of shares shall be issued to iQ Power at the nominal value that the percentage in equity hold by iQ Power remains unchanged.

2.3 Profit and Loss

In order to reflect the value of iQ Power's intangible assets of today, an initial dividend payment out of future income will be paid to iQ Power amounting to US$ 2,000,000.00 as a total sum for all existing battery models and the entry model, as defined in **Attachment A** as well as future models as option.

Subsequent to this payment, future dividends will be split according to the shareholding rate.

2.4 Interest on, and Return of, Capital

No Venturer shall be entitled to any interest on its capital account.

2.5 Transfer of Venture Interests

Each Venturer hereby covenants and agrees that it will not sell, assign, pledge, encumber, or otherwise dispose of all or any part of its legal or beneficial interest in the Venture to any person, firm, corporation, or other entity without the consent of the other Venturers. Any purported sale, assignment, pledge, encumbrance, or other disposition of an interest in the Venture without the consent of the other Venturers shall be null, void, and of no effect.

2.6 Right of First Refusal

If a shareholder of iQ Power Asia intends to assign (An assignment is deemed to mean all legal transactions by which third parties are granted any rights to the shares, be this by a gift, sale, pledge, fiduciary transactions, the granting of usufructuary rights or options or entering into an obligation to vote in accordance with instructions from a third party. All persons and companies with the exception of the parties themselves shall be deemed to be third parties.) shares to entities other than affiliated companies, i.e. companies in which the contractual partners hold interest of at least 50 %, then such shareholder shall first offer the shares to the co-shareholders subject to the following provisions:

The shareholder shall offer the shares to the other shareholders by registered mail stating the price and the other terms and conditions, and inform the company. If a

shareholder intends to acquire the offered shares on such terms and conditions, then such shareholder shall notify the selling shareholder accordingly by registered mail within two months of the receipt of the offer letter, and inform the company in writing.

The right of first refusal can only be exercised for the entire shares offered. If several shareholders notified their intention to acquire pursuant to the above paragraph, they shall be entitled to the right of first refusal in the proportion of their shareholding unless otherwise agreed upon. Indivisible fractional shares shall be allocated to the shareholder with the lowest shareholding.

The acquiring shareholder has to pay the purchase price for the purchased shares within thirty (30) days after exercising the right of first refusal.

2.7 Co-sale Right

If a third party intends to acquire by offer a holding exceeding five percent (5 %) of the shares in iQ Power Asia the parties entitled to a right of first refusal may demand within the notice period, instead of exercising or non-exercising this right of first refusal, that the party encumbered with the right of first refusal guarantees and demands that the third party willing to buy a part of the shares presents within 30 days a binding offer to buy all shares in iQ Power Asia provided that this offer treats both the parties entitled to and encumbered with the right of first refusal equally.

If the third party willing to buy shares does not present a binding offer to buy all shares in iQ Power Asia within the said notice period the parties entitled to the right of first refusal may decide again within a period of thirty (30) days whether to exercise their right of first refusal in proportion to their actual holding with respect to the shares covered by the third party's offer. The purchase price is determined by the offer of the third party willing to buy.

In case the right of first refusal is still not exercised by the parties entitled to such right the party encumbered with the right of first refusal is not allowed to sell the remaining shares to a third party.

2.8 Management of Venture.

2.8.1 General

Except as otherwise provided in this Agreement, all decisions affecting the Venture's business and affairs shall be made by a majority in interest of the Venturers. In making these decisions, the majority in interest of the Venturers shall consult and seek the advice of the minority in interest of the Venturers as to decisions regarding the Venture's business.

2.8.2 Voting

The following major business decisions require an unanimous vote:

- close or wind-up of the company
- increase of equity capital
- changes to the Articles of Association
- appointment of directors and auditors
- selling of company
- going public
- allocation of the of the annual profit

2.9 Transactions requiring Consent

Following transactions shall be amicably discussed in advance with iQ Power. Such transactions subject to prior consent by iQ Power in writing, by fax or by e-mail are in particular:

a) Sale of iQ Power Asia or any subsidiary of iQ Power Asia or of the assets of iQ Power Asia or any subsidiary of iQ Power Asia or of partial areas or of interest of iQ Power Asia or any subsidiary of iQ Power Asia;

b) Establishment and closure of subsidiaries and branch offices of iQ Power Asia;

c) Founding, acquisition and sale of other companies or interests therein;

d) Commencement and discontinuance of a business field;

e) Acquisition, sale, encumbering of real property and rights similar to real property, including the executory contracts relating thereto;

f) Investments or operating maintenance measures, as well as leasing or rent-buy contracts of property exceeding the amount of US$ 100,000.00 in each case;

g) Conclusion or amendment of lease agreements for a period of more than three years or with a yearly remuneration exceeding US$ 50,000.00 or termination thereof;

h) Hiring, promotion or dismissal of employees having yearly earnings exceeding of US$ 50,000.00, as well as the agreeing of pension commitments or the participation of employees in assets of the Company;

i) Assumption of guarantees, liabilities on bills or borrowing, which exceeds US$ 50,000.00 in the business year, except guarantees directly related to the regular customary business operations such as tender guarantees, performance bonds and the granting of customer and supplier loans, insofar as these are part of customary business practice;

j) Granting of any and all manner of liens or security and the approval of loans, each outside the normal scope of usual business transactions and exceeding US$ 50,000.00, as well as the assumption of third-party liabilities;

k) Waiving claims which exceed the amount of US$ 100,000.00;

l) Conclusion, amendment or termination of license and co-operation agreements, excluding commercial agent contracts;

m) Commencement of legal actions whose value in dispute in each individual case exceeds US$ 100,000.00, or a total of US$ 200,000.00 in the business year;

n) Conclusion, amendment or termination of contracts with relatives of or persons related by marriage to a shareholder or managing directors;

o) Granting and revoking of power of attorney with a scope that allows the empowered person or entity to effectively affect the operations of iQ Power Asia;

p) The stipulation of signatory powers, also with regard to bank payment transactions;

q) The exercise of shareholder rights in affiliated companies also requires the consent of iQ Power.

2.10 Foundation of iQ Power Asia's Subsidiary iQ Power China

The parties agree to the foundation of iQ Power Asia's subsidiary iQ Power China (exact name to be defined) in the People's Republic of China of which one hundred percent (100 %) in equity is held by iQ Power Asia.

- If the Venturers consider it necessary to invite a local battery manufacturer as a minority shareholder the unanimous consent of the Venturers is required.

- The total initially paid in capital in iQ Power China shall amount to approximately US$ 2,000,000.00.

2.11 Articles of Association

The planned Articles of Association of iQ Power China are to be attached as **Attachment C** no later than December 31, 2004. Divergences or discrepancies require the consent of both parties.

2.12 Transactions requiring Consent with Regard to iQ Power China

The Articles of Association and / or By-laws of iQ Power China shall provide for transactions which require the consent of iQ Power Asia. The transactions requiring consent shall be corresponding to the transactions set forth in Section 2.9 of this JVMA.

2.13 Board of Directors

At least two (2) members of the board of directors of iQ Power Asia shall be appointed by ANC&ENC, at least one (1) member of the board of directors of iQ Power Asia shall be appointed by iQ Power.

3 Securing the Performance

3.1 Confidential Information

This Article shall survive five (5) years after the termination or expiration of this JVMA or any or all agreement(s) under this JVMA.

3.1.1 Confidential Information

Both parties shall keep secret all documents and information exchanged or to be exchanged, as well as any knowledge acquired about fundamentals, working procedures, manufacture, new developments, improvements and any other details they may receive under or in connection with this agreements or any agreement associated therewith ("Confidential Information"), and use such Confidential Information for the purposes of the respective agreements only. This is particularly applicable to

a) the disclosing party's intention to develop or market any particular product;

b) the designs, specifications, and all other technical information of any product of either party;

c) any non-public information concerning the business or finances of the disclosing party;

d) any other information the disclosure of which might harm or destroy a competitive advantage of the disclosing party.

3.1.2 Nondisclosure

Each of the parties agrees that it shall not, directly or indirectly, either during or subsequent to the term hereof

a) disclose any Confidential Information of the other party, other than to its own employees or contractors who participate directly in the performance of the receiving party's respective obligations hereunder;

b) copy or use any Confidential Information of the other party except for the purpose of fulfilling its respective obligations hereunder; or

c) publish any Confidential Information of the other party without the prior written consent of that party.

The degree of care employed by each of the parties to protect and safeguard the Confidential Information of the other party shall be no less than that used by such party to protect its own confidential information of like importance.

3.1.3 Exclusions

The obligations set forth in this Article shall not be applicable to any information which:

a) the receiving party is authorized by the disclosing party in writing to disclose, copy, or use;

b) is generally known or becomes part of the public domain through no fault of the receiving party;

c) is disclosed by the disclosing party to third parties without restriction on subsequent disclosure;

d) is provided to the receiving party by a third party without breach of any separate non-disclosure agreement; or

e) is required to be disclosed in the context of any administrative or judicial proceeding.

3.2 Non-enticement Clause

Both parties hereunder agree that they shall not directly or indirectly entice away any employee of the other party. This shall be also applicable for the period one year after the termination or expiration of this JVMA.

3.3 Non-aggression Clause

Neither party shall judicially or extra-judicially attack the Intellectual Property rights of the other party, that are subject of this JVMA or any agreement hereunder or on the basis of this JVMA, and shall not support third parties in any attempt to attack or restrict the other party's Intellectual Property rights.

3.4 Contractual Penalty and Compensation for Damages

Any party that violates the provisions of this Agreement may be obligated by the other party to perform the Agreement or to remedy the situation, which contravenes the Agreement, and to pay compensation for the damages incurred.

If one of the Ventures violates the provisions of this Agreement or if one of the Ventures disposes of shares in violation of provisions of this Agreement, then it shall owe for every violation of this Agreement each contracting party, which is violated, a contractual penalty amounting to one half of the value of all the shares of the party who is in the wrong but at a minimum of US$ 100,000.00.

Payment of the contractual penalty shall not release the party from the obligation to abide by this Agreement. The right to assert higher damages is explicitly reserved.

3.5 Venturers Not Partners

The Venturers hereby acknowledge and agree that their rights and obligations with respect to each other are limited to those prescribed by this Agreement. Nothing herein shall be construed to constitute any Venturer as a partner of the others with respect to any purpose or activity outside the scope of the Venture and each Venturer shall be free to engage in, conduct, or participate in any other business or ac-

tivity whatsoever without any accountability, liability, or obligation whatsoever to the Venture or to the other Venturers.

3.6 Admission of New Venturers.

No person, firm, corporation, or other entity shall be admitted to the Venture as a Venturer without the consent of all Venturers. Any person, firm, corporation, or other entity that is to be admitted as a Venturer shall agree to be bound by all of the terms and provisions of this Agreement and execute such further documents and agreements as, in the opinion of counsel for the Venture, are necessary to effectuate the admission of such Venturer to the Venture.

4 Performance of the Agreement

4.1 Term

The term of this Agreement shall commence on the Effective Date and shall continue until the Venture is liquidated or dissolved.

Notwithstanding the foregoing iQ Power may terminate this Agreement with a period of notice of six (6) months to the end of a calendar month if the production has not been commenced within twenty-four (24) month after the Effective Date, and this delay has not been approved by iQ Power.

IQ Power may also terminate this Agreement if more than fifty percent (50 %) of the voting shares in ANC and/or ENC are sold to a third party.

Upon receipt of notice of termination the other parties shall have a right of purchase with respect to all the shares of the party giving notice in accordance above regulations.

4.2 Accounting

4.2.1 Method of Accounting.

The Venture's books of account shall be drawn up according to International Accounting Standards (IAS) and if necessary additional according local applicable Treasury Law in Korea.

4.2.2 Financial and Operating Statements

At the close of each fiscal year, the Venture shall have financial statements prepared and distributed to the Venturers, and the cost of such financial statements shall be a Venture expense. Such financial statements shall show the results of operations of the Venture for such year, the unpaid balance due on all obligations of the Venture, each Venturer's share of the net profits or losses of the Venture for such year, each Venturer's distributive share of all tax items of Venture income, and all other information customarily shown on financial statements prepared in accordance with the method of accounting adopted by the Venture. Said financial statements shall be prepared, without audit, by such firm of certified public accountants as may be designated by a majority in interest of the Venturers, provided, however, that such financial statements shall be audited and certified upon request of any Venturer.

4.3 Transfer of Know-how and Technology

In order to make possible and secure the production in China, iQ Power will enter into a separate licensing agreement with iQ Power Asia (name yet to be defined) under this JVMA, attached as **Attachment D** to this Agreement. The parties will use their influence on the yet to be established iQ Power Asia to make iQ Power Asia enter into the attached agreement.

4.4 Consulting and other iQ Power Services

The parties recognize that in order to achieve the common goals defined in this JVMA iQ Power will have to render various planning, consultation, training, and education services to ANC&ENC as well as to iQ Power Asia and iQ Power China (names yet to be defined) and iQ Power shall allocate sufficient and qualified personnel. Therefore, the parties will enter into a separate consulting agreement under this JVMA, attached as **Attachment E.**

With regard to the services to be rendered to iQ Power Asia and iQ Power China (names yet to be defined) the parties agree to use their influence on those companies yet to be established to make them enter into a separate training agreement, attached as **Attachment F.**

4.5 Return of Objects and Documents

In case of the winding up and / or termination of this JVMA both parties hereunder shall return all objects and documents they received in performing or otherwise under or in connection with this JVMA within one (1) month, after the winding up and / or termination of this JVMA.

4.6 Force Majeure

Neither of the parties shall be deemed in default hereof to the extent that performance of its respective obligations or attempts to cure any breach are delayed or prevented by reason of any strike, lockout, mobilization, blockade, import or export restrictions, embargo, natural disaster, or any other cause beyond the reasonable control of such party provided, that the party interfered with gives the other party written notice thereof within thirty (30) days of any such event or occurrence.

4.7 Costs

The Venturers recognize and acknowledge that, in participating in the Venture, each may incur costs and expenses that are not chargeable to the Venture hereunder. Such costs and expenses shall be borne by such Venturer and shall be allocated to such Venturer for tax purposes.

5 General Provisions

5.1 Master Agreement / Single Instrument

This JVMA including all attachments and all agreements under this JVMA including their attachments form together one single contractual instrument.

5.2 Order of priority

The contractual arrangements have the following priority:

a) individual modifications of and/or amendments to this Agreement upon execution of the agreement,

b) this JVMA including all the attachments and all agreements under this JVMA including their attachments (this contractual instrument as defined in Section 5.1 of this JVMA),

c) standards and norms,

d) legal regulations.

In case of any objections, the first mentioned regulations shall always prevail against the latter regulations. Any gaps shall be filled with applicable regulation of less priority. In case of documents in periodical sequence, the more recent document shall prevail against the older one.

5.3 Arbitration and Choice of Law

Any dispute arising out of or in connection with this JVMA, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration Rules, which Rules are deemed to be incorporated by reference into this clause.

- The number of arbitrators shall be one (1).
- The seat, or legal place, of arbitration shall be Zurich, Switzerland.
- The language to be used in the arbitral proceedings shall be English.
- This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of Switzerland, without giving effect to the conflict of law provisions of the Swiss Federal Act on Private International Law and to the UN Sales Convention.

5.4 Assignment of Rights

The parties shall not be entitled to assign any rights arising from this Agreement to third parties, except in the cases provided for in this Agreement.

5.5 Written Form

Any modifications of or amendments to this Agreement must be made in writing to be effective, and in its turn this written form requirement itself can only be contracted out in writing.

5.6 No Waiver

No delay by or omission of any party in exercising any of its right, power, privilege or remedy under this Agreement shall operate to impair such right, power, privilege or remedy or be construed as a waiver thereof. Any single or partial exercise of such right, power, privilege or remedy shall not preclude any other or future exercise thereof or the exercise of any other right, power, privilege or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights and remedies provided by law.

5.7 Delivery of Notifications

Any and all notices, demands, requests, opinions or other communications, which may be or are required to be given, served or sent by any party to any other party pursuant to this Agreement shall be hand delivered, sent by international carrier (DHL, UPS, FedEx or a carrier of similar reputation) or transmitted by telefax, addressed as follows:

if to iQ Power:

iQ Power Technology Inc.
Inselkammerstraße 2 - 4
D-82008 Unterhaching
Germany
attn. Mr. Peter E. Braun
Fax: +49-89-614483-40

with a copy (which shall not constitute notice) to:

SNP Schlawien Naab Partnerschaft
Brienner Straße 12a
D-80333 München

Germany
attn. Dr. Christian Ostermaier
Fax: +49-89-28634-400

if to ANC:

Auto N Comers Inc.
ANC Bldg. 261-7, Yeomchang-dong
Gangseo-gu, Seoul, Korea 157-040
attn.: Tae Soo Lee
Fax: + 82-2-36601010

if to ENC:

Electro N Comers Inc.
ANC Bldg. 261-7, Yeomchang-dong
Gangseo-gu, Seoul, Korea 157-040
attn.: Chris C. Cho
Fax: + 82-2-36601010

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent.

Each notice, demand, request or communication shall be deemed delivered if there is evidence that a party sent such declaration to the above-mentioned or any updated address/fax number, but the declaration could not be delivered due to the fact that the address/fax number had changed in the meantime.

Each notice, demand, request or communication shall be made in the English language.

5.8 Entire Agreement

This Agreement sets forth and constitutes the entire agreement and understanding between and among the parties with respect to the subject matter hereof and all prior agreements, understandings, promises and representations, whether written or

oral, with respect hereto are superseded hereby. Each party confirms that it is not relying on any representation or warranties of the other party except as specifically set forth in this Agreement.

5.9 Headings

Section headings contained in this Agreement are inserted for convenience of reference only, and shall not be deemed a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

5.10 Severance Clause

Should one or several provisions of this Agreement be or become ineffective or unenforceable as a whole or in part, this shall not affect the validity of this Agreement. In this event, the ineffective or unenforceable provision shall be replaced by an effective or enforceable provision which corresponds as closely as possible to the economic purpose intended by the ineffective or unenforceable provision; the same shall apply accordingly in the event of an unintended omission of a provision in this Agreement.

5.11 Conditions for the Agreement to become effective

This JVMA is made under the conditions precedent that

- a successful "Market Study" and product and price definition by launching customer is carried out,
- a "Feasibility Study" concerning the targeted material and production costs is carried out showing that the project is feasible,
- the Venturers agree on the business plan, and
- the complete financing of the paid in capital for iQ Power Asia (Section 2.2 of this JVMA)or as reflected in the business plan is provided no later than December 31, 2004.

Munich, this 13 day of August, 2004

Auto N Comers Inc.
by: Lee, Tae Soo,
President & CEO

Munich, this 13 day of August, 2004

Electro N Comers Inc.
by: Chris Changhwan Cho,
President & CEO

Munich, this 13 day of August, 2004

iQ Power Technology Inc.
by: Peter E. Braun,
President & CEO

Consent to the Assignment of Rights and Interests.

Auto N Comers Inc. and Electro N Comers Inc. have voluntarily, irrevocably, unconditionally assigned all their rights and interests in and to any and all benefits to be derived from as well as any and all obligations and duties under the Joint Venture Master Agreement of 13 August 2004 as amended by the Addendum Agreement of 13 August 2004 and the Consulting Agreement with iQ Power Deutschland GmbH of 15 April 2004 to Mr. Tae Soo Lee and KG Power with the enclosed letter agreements.

iQ Power AG and iQ Power Deutschland GmbH agree to this assignment.

Tae Soo Lee and KG Power accept the assignment.

Zug, Switzerland, this 12 day of April 2005

iQ Power AG

Unterhaching, Germany, this 12 day of April 2005

iQ Power Deutschland GmbH

Seoul, Korea, this 12 day of April 2005

Tae Soo Lee

Seoul, Korea, this 12 day of April 2005

KG Power